NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
101 Constitution Avenue, NW Suite 900 Washington D.C., 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

July 19, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Patrick Fullem
Jennifer Angelini

RE:	Graphjet Technology
Registration Statement on Form S-1
Filed June 25, 2024
File No. 333-280461

Ladies and Gentlemen:

On behalf of Graphjet Technology (the “Company”), we are hereby responding to the letter dated July 9, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on June 25, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1 filed June 25, 2024

Cover Page

1.	For each of the shares and warrants being registered for resale, disclose the price that the selling shareholders paid for such securities.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 20 and 60 of the Amended Registration Statement.

2.	We note the significant number of redemptions of your Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling shareholders for prices considerably below the current market price of the Class A ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on the cover page and page 20 of the Amended Registration Statement.

Risk Factors, page 6

3.	Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and page 20 of the Amended Registration Statement.

Graphjet Technology is subject to financial reporting and other requirements as a public company..., page 22

4.	We also note that you did not timely file a Form 10-Q for the quarter ended March 31, 2024. Update and revise your risk factor to state that you did not timely file the report and that you may not be able to file timely in the future.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 22 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

5.	We note that the projected revenues for 2023 were $839.4 million, as set forth in the unaudited prospective financial information management prepared and provided to the Board in connection with the evaluation of the Business Combination. It appears you have not had any revenues or sales of your products to date. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company’s financial position and further risks to the business operations and liquidity in light of these circumstances.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 33 of the Amended Registration Statement.

6.	In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A ordinary shares, expand your discussion of capital resources to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 2, 3, 19, 20, 23, 24, 26, and 34 of the Amended Registration Statement.

7.	Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 2, 20, 24, and 34 of the Amended Registration Statement.

Signatures, Page II-5

8.	Please revise to identify the individuals signing in the capacities of your principal executive officer, principal financial officer, and principal accounting officer or controller. Refer to Instruction 1 to Signatures on Form S-1.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has identified the individuals signing in the capacities of principal executive officer, principal financial officer, and principal accounting officer or controller on the signature page of the Amended Registration Statement.

General

9.	Revise your prospectus to disclose the price that each selling shareholders paid for the ordinary shares and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investor, and other selling shareholders acquired their shares and warrants, and the price that the public shareholders acquired their shares and warrants. Disclose that while the Sponsor, PIPE investor, and other selling shareholders may experience a positive rate of return based on the current trading price, the public shareholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling shareholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 20 and 60 of the Amended Registration Statement.

10.	Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

●	Disclosure in the subsection entitled, “Pre-Business Combination Related Party Transactions — Energem,” that refers to the closing of the business combination and associated events in the future tense or in hypothetical terms; and

●	References throughout to “following the business combination” as a prospective occurrence.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure throughout, including on pages iii, 5, 20-22, 25, 55-59, and 73-74 of the Amended Registration Statement.

11.	We note your disclosure on page 62 that your selling shareholders may use purchases by a broker-dealer as principal to sell its securities. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms understanding that the retention by a selling shareholder of an underwriter would constitute a material change to the Company’s distribution plan requiring a post-effective amendment. The Company has also revised its disclosure on page 61 of the Amended Registration Statement in response to the Staff’s comment.

*****

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Andy Tucker at (202) 689-2987.

Very truly yours,

/s/ Andy Tucker
Andy Tucker

cc:	Aiden Lee Ping Wei, Chief Executive Officer, Graphjet Technology

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